SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 28, 2004

C. R. BARD, INC.

(Exact Name of Registrant as Specified in Charter)

New Jersey	001-6926	22-1454160
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

730 Central Avenue
Murray Hill, New Jersey   07974
(Address of Principal Executive   (Zip Code)
Office)

(908) 277-8000
(Registrant's Telephone Number, Including Area Code)

ITEM 12.   Results of Operations and Financial Condition.

The following information is being furnished pursuant to Item 12.

On January 28, 2004, C. R. Bard, Inc. issued a press release reporting earnings and other financial results for its fourth quarter and twelve months ended December 31, 2003. A copy of the press release is attached as Exhibit 99.1. The information in this press release is furnished not filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

C. R. BARD, INC.

By:	Todd C. Schermerhorn /s/
Name:	Todd C. Schermerhorn
Title:	Senior Vice President and
	Chief Financial Officer

January 28, 2004

Exhibit 99.1

Contacts:

Investor Relations:	**Eric J. Shick**
	Vice President, Investor Relations
	(908) 277-8413
Media Relations:	**Holly P. Glass**
	Vice President, Government and Public Affairs
	(703) 754-2848

BARD REPORTS FOURTH QUARTER RESULTS
SALES UP 11 PERCENT ON CONSTANT CURRENCY BASIS

MURRAY HILL, NJ -- (January 28, 2004) -- C. R. Bard, Inc. (NYSE-BCR) today reported 2003 fourth quarter and full year financial results. Fourth quarter 2003 net sales were $381.2 million, an increase of 15 percent over the prior-year period. On a constant currency basis, fourth quarter 2003 net sales increased 11 percent. Fourth quarter 2003 net sales in the U.S. were $268.4 million, up 12 percent over the prior-year period. Net sales outside the U.S. were $112.8 million, up 22 percent over the prior-year period. On a constant currency basis, fourth quarter 2003 net sales outside the U.S. increased by 10 percent over the prior-year period.

For the fourth quarter 2003, net income was $20.6 million and diluted earnings per share were 39 cents, both down 56 percent over the same period in the prior year. Included in these results were certain unusual items that reduced net income by $35.2 million (after tax), or 67 cents per diluted share, thereby affecting comparability with the prior-year quarter. This includes a charge of $35.5 million (after tax) related to a previously announced legal verdict. Excluding these unusual items, net income was $55.8 million and diluted earnings per share were $1.06 in the fourth quarter of 2003, an increase of 20 percent and 19 percent, respectively, over the same period in the prior year.

Net sales for the full year 2003 were $1,433.1 million, an increase of 13 percent over the prior-year period. On a constant currency basis, full year 2003 net sales increased 9 percent. Full year 2003 net sales in the U.S. were $1,020.4 million, up 10 percent over the prior-year period. Net sales outside the U.S. were $412.7 million, up 20 percent over the prior-year period. On a constant currency basis, full year 2003 net sales outside the U.S. increased by 8 percent over the prior-year period.

For the full year 2003, net income was $168.5 million and diluted earnings per share were $3.20. Excluding the impact of the unusual items identified above, net income for the full year 2003 was $203.7 million and diluted earnings per share were $3.87.

For the full year 2002, Bard reported net income of $155.0 million and diluted earnings per share of $2.94. Included in these results were unusual items reducing net income by $21.7 million (after tax), or 41 cents per diluted share, related to the termination of the proposed merger with Tyco International Ltd., the realignment and consolidation of certain divisional and manufacturing operations and corporate severance costs, offset in part by the reversal of certain legal accruals and a tax credit. Excluding the impact of these unusual items in 2002 and the unusual items identified above for 2003, net income and diluted earnings per share in 2003 grew 15 percent and 16 percent, respectively, as compared to the prior year.

"Today Bard reported record sales results for both the quarter and the year, reflecting solid contributions across the majority of our businesses and geographies as well as from our key new products," commented Timothy M. Ring, chairman and chief executive officer. "We are pleased with the progress of our strategic initiatives as we work to achieve a higher level of sustainable revenue growth. The significant improvements in our gross margin continue to provide us with the means to fund these initiatives. Our objective to make strategic investments in our future, while providing investors with 12 percent annual growth in earnings per share, remains unchanged."

C. R. Bard, Inc. (www.crbard.com) headquartered in Murray Hill, N.J., is a leading multinational developer, manufacturer and marketer of innovative, life-enhancing medical technologies in the fields of vascular, urology, oncology, and surgical specialty products.

This press release contains forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Please refer to our September 30, 2003 Form 10-Q for a statement with regard to forward-looking statements, including disclosure of the factors that could cause actual results to differ materially from those expressed or implied.

C. R. Bard, Inc.
Consolidated Statements of Income
(thousands of dollars except per share amounts, UNAUDITED)

	Quarter Ended December 31,		Twelve Months Ended December 31,	
	2003	2002	2003	2002
Net sales	$381,200	$331,700	$1,433,100	$1,273,800
Costs and expenses:				
Cost of goods sold	155,900	147,000	609,400	582,700
Marketing, selling & administrative expense	121,800	100,900	448,100	377,200
Research & development expense	24,500	17,600	87,400	61,700
Interest expense	3,000	3,100	12,500	12,600
Other (income) expense, net (1) (2)	56,800	(1,400)	52,500	28,600
Total costs and expenses	362,000	267,200	1,209,900	1,062,800
Income before tax provision	19,200	64,500	223,200	211,000
Income tax provision (3)	(1,400)	17,900	54,700	56,000
Net income	$20,600	$46,600	$168,500	$155,000
Basic earnings per share	$0.40	$0.90	$3.26	$2.98
Diluted earnings per share	$0.39	$0.89	$3.20	$2.94
Wt. avg. common shares outstanding – basic	51,800	51,700	51,700	52,000
Wt. avg. common shares outstanding – diluted	52,800	52,400	52,600	52,800

(1) In addition to interest income and foreign exchange gains and losses, other (income) expense, net in 2002 included the following unusual items: divisional and manufacturing restructuring costs of $33.7 million before tax ($0.39 diluted earnings per share), merger termination costs of $6.2 million before tax ($0.08 diluted earnings per share) and the reversal of certain legal accruals in the amount of $5.0 million before tax ($0.06 diluted earnings per share). These items were recorded in the first and third quarter of 2002.

(2) In addition to interest income and foreign exchange gains and losses, other (income) expense, net in 2003 included the following unusual items: a charge for a legal verdict in the amount of $58.0 million before tax ($0.67 diluted earnings per share), a gain from a legal settlement of $3.5 million before tax ($0.04 diluted earnings per share) and the final adjustment of 2002 restructuring charges and reserves for unusual items of $2.9 million before tax ($0.03 diluted earnings per share) offset by a charge for product line asset write-downs of $6.1 million before tax ($0.07 diluted earnings per share).

(3) In the third quarter of 2002, the company recorded a $3.5 million tax credit related to a change in a statutory tax rate.

Product Group Summary of Net Sales

	Quarter Ended December 31,				Twelve Months Ended December 31,			
	2003	2002	Change	Constant Currency	2003	2002	Change	Constant Currency
Vascular	$86,500	$70,500	23%	15%	$307,300	$259,700	18%	11%
Urology	114,400	107,300	7%	4%	451,500	419,700	8%	5%
Oncology	92,300	77,100	20%	17%	336,300	299,000	12%	10%
Surgery	72,000	60,400	19%	17%	272,300	229,500	19%	17%
Other	16,000	16,400	(2)%	(4)%	65,700	65,900	---	(1)%
Total net sales	$381,200	$331,700	15%	11%	$1,433,100	$1,273,800	13%	9%

C. R. Bard, Inc.
Condensed Consolidated Balance Sheets

(thousands of dollars, UNAUDITED)

	December 31,	
ASSETS	**2003**	**2002**
Cash and short-term investments	$422,000	$383,200
Accounts receivable, net	224,100	183,400
Inventories	156,500	147,100
Other current assets	72,500	44,300
Total current assets	875,100	758,000
Property, plant and equipment, net	222,700	168,000
Intangible assets	137,800	65,200
Goodwill	354,000	316,100
Other assets	102,400	109,400
TOTAL ASSETS	$1,692,000	$1,416,700
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Short-term debt	$16,600	$900
Accounts payable	56,100	46,900
Accrued liabilities	349,200	269,100
Total current liabilities	421,900	316,900
Long-term debt	151,500	152,200
Other long-term liabilities	72,900	67,200
Total shareholders' investment	1,045,700	880,400
TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT	$1,692,000	$1,416,700